EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

[redacted]

09045085

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. OS.001/2009

January 7, 2009

SEC Mail Processing
Sectr-r

JAN 08 2009

Wash...

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JAN 16 2009
THOMSON REUTERS

Jan 7, 09

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EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. OS. 2002/2009

January 7, 2009

SEC Mail Processing Section

JAN 08 2009

Washington, DC
111

To: The President
The Stock Exchange of Thailand

RE : Appointment of Director

The Board of Directors Meeting of KASIKORNBANK PCL No.11/2008, held on November 27, 2008, passed a resolution in agreement with a recommendation by the Human Resources and Remuneration Committee, to appoint Mr. Hiroshi Ota as a Director of the Bank to fill the vacant position. The Bank accordingly submitted a letter and documents to seek endorsement by the Bank of Thailand on December 9, 2008.

It has now reached a 15-workday period from the date of the Bank of Thailand's receipt of the Bank's letter as referred to above, and there has been no objection or request for additional documents from the Bank of Thailand. Thus, it is assumed that the Bank of Thailand has endorsed the appointment of Mr. Hiroshi Ota as a director of the Bank.

Please be informed accordingly.

Yours sincerely,

Board of Directors and Executive Administration
Office of Corporate Secretary
Tel. 0 2470 2679

END